Exhibit (e)(5)

CHANGE OF CONTROL AND REORGANISATION AGREEMENT

This Change of Control and Reorganization Agreement (the “Agreement”) is made between

NN (“Employee”)

and

Centerpulse X Inc. (“CP”)

and in consideration of the mutual covenants contained herein, and other good and valuable consideration, Employee and CP agree as follows:

1.	Purpose

1.1	CP considers it to be in its best interests to encourage the continued employment of certain key employees notwithstanding the possibility or occurrence of a (i) Change of Control or (ii) Reorganization (both as defined in Section 5 below) of Centerpulse Ltd or CP (one or both referred to as the “Company” or the “Companies”).

1.2	CP believes that a Change of Control or Reorganization may result in the termination of the Employee’s employment by CP or by the Employee, or in the distraction of the Employee from the performance of duties to the detriment of CP.

1.3	CP believes that it is essential to retain the services of key employees to ensure the uninterrupted operation and performance of the Companies.

1.4	CP recognizes that the Employee could suffer adverse financial and professional consequences if a Change of Control or Reorganization were to occur.

1.5	The Employee and CP enter into this Agreement to protect both the Employee and CP from the negative consequences of a Change of Control or Reorganization.

2.	Scope of the Agreement

2.1	Under this Agreement, benefits will be paid to the Employee in case of Change of Control or Reorganization taking place before the expiration of the Agreement, under the condition that such Change of Control or Reorganization shall lead to a termination of the Employee’s employment by CP as defined in Section 8.2 or by the Employee for Good Reason as defined in Section 8.3.

2.2	This Agreement shall not apply in the following cases:

♦	The Employee’s death, disability or retirement;

♦	The termination of employment by the Employee for any reasons other than Good Reason as defined in Section 8.3 below;

♦	The termination of the Employee’s employment for any other reason than those defined in Section 8.2.

Change of Control and Reorganisation Agreement

3.	Other Employment Arrangements

3.1	This Agreement shall replace any prior Change of Control or similar agreements between CP or one of its subsidiaries or affiliates and the Employee.

3.2	Terms and Conditions of the Employment in force at the signing of this agreement shall remain in effect.

4.	No Right of Continued Employment

The signing of this Agreement shall not confer upon the Employee any legal right to continue in the employment of CP, or affect any right which CP or any subsidiary or affiliate of the Companies may have to terminate the employment of the Employee, except as to the rights expressly conferred upon the Employee under this Agreement.

5.	Change of Control of the Companies or Reorganization

5.1	Change of Control shall mean an event which shall be deemed to have occurred as to a Company upon consummation of any transaction or event as a result of which a natural person or legal entity, both acting either alone or in concert (Organized Groups) directly or indirectly (Indirect Acquisition) acquires Control over such Company.

5.2	Control shall be deemed to exist if a natural person or legal entity, both acting either alone or in concert (Organized Groups) owns (i) sufficient voting rights or (ii) a sufficient equity stake, or (iii) is otherwise able to exert a controlling influence over a Company, be it (a) in a shareholders’ meeting or (b) on a board of directors of a Company.

5.3	Organized Groups: Whoever coordinates his conduct regarding the acquisition of securities or the exercise of voting rights by contract or other organized procedures shall be deemed to be acting as an organized group. A coordination of conduct shall exist inter alia in the case of: (i) legal relationships for the purpose of acquiring or disposing of securities; (ii) legal relationships which have as their object the exercise of voting rights (groups of shareholders who are linked by voting rights); or (iii) the constitution by individuals or corporate entities of a group of companies or enterprises controlled through the majority of voting rights or by other means.

5.4.	Indirect Acquisition: (i) The acquisition through a third party acting legally under his own name who is dealing for the account of the beneficial owner; (ii) the acquisition through legal entities which are controlled directly or indirectly; (iii) the acquisition of a shareholding which results, directly or indirectly, in the control over a legal entity which itself holds directly or indirectly equity paper; all other procedures which result in the granting of voting rights over equity paper for the purpose of exercising control.

5.5	Reorganization shall mean an event which shall result in a substantial change in (i) the assets of a Company or of (ii) the legal or (iii) capital structure of a Company, be it by way of (a) one or more material transactions relating to a Company’s equity, be it by way of (b) a voluntary or involuntary proceeding as set forth in the

Change of Control and Reorganisation Agreement

bankruptcy or insolvency statute applicable to the respective Company or be it by way of (c) any of the events of (a) and (b) which affect a Company’s direct or indirect subsidiary or subsidiaries and has a material adverse effect on CP.

5.6	A Change of Control of the Companies or Reorganization as defined above shall in particular (but not limited to the following) have occurred if after the Effective Date:

♦	A merger (being in the form of an absorption, combination, exchange of shares etc.), take over, spin-off, consolidation or some sort of reorganization of a Company with or into any other persons than Centerpulse Ltd or one of its subsidiaries or affiliates is consummated;

♦	Any sale, lease, exchange or other transfer of all or substantially all of the assets of the Companies takes place;

♦	The senior management and or staff functions of the Companies, taken as a whole, are eliminated or reduced significantly in scope, out-sourced, combined with other companies or otherwise significantly modified;

♦	A dissolution a Company (without liquidation) is approved in accordance with the laws of the jurisdiction of the Company; or

♦	A voluntary or involuntary liquidation, bankruptcy, composition or similar proceeding involving a Company or its major subsidiary or subsidiaries.

6.	Term of this Agreement

6.1	The term of this Agreement shall begin on the Effective Date as defined at the end of this Agreement.

6.2	This Agreement shall expire:

♦	If no Change of Control of the Companies or Reorganization shall have occurred before the end of the last day of the one-year period beginning on the Effective Date. In this case, the Agreement shall be extended automatically on the expiration date for an additional 12 months unless CP gives notice 90 days in advance that the Agreement will not be extended. In any event, the Agreement shall continue in effect for at least six months from the date when such notice is given, unless the Agreement is replaced by another agreement.

♦	If a Change of Control or Reorganization has occurred before the expiration of the Agreement as mentioned above, this Agreement will expire twelve (12) months after such Change of Control or Reorganization has occurred.

7.	Benefits to be granted on Termination according to Sections 8.2 or 8.3

7.1	Should the termination of the Employee take place for reasons indicated in Section 8.2 or 8.3, then:

Change of Control and Reorganisation Agreement

1)	CP will pay to the Employee a lump sum amounting to 36 times the monthly base salary calculated as one-twelfth ( 1/12) of the Employee’s annual base salary immediately prior to the Change of Control; and

2)	CP will pay to the Employee a lump sum amounting to 36 times the target incentive calculated as one-twelfth of the Employee’s annual target incentive amount immediately prior to the Change of Control; and

3)	CP will pay to the Employee a lump sum amounting to the pro rata portion of the Employee’s annual target incentive due for the portion of the year worked up to the effective date of termination; and

4)	CP will pay to the Employee a lump sum amounting to 24 times the Employee’s monthly car allowance and dues allowance in effect immediately prior to the Change of Control; and

5)	The Employee will be entitled to continue medical and dental coverage benefits for the Employee and, where applicable, the Employee’s eligible dependents for up to 24 months, provided that the Employee continues to pay the amounts contributed by active employees of CP for such benefits, as adjusted from time to time, and provided that, if any such benefit cannot be continued during a period when the Employee is not an employee of CP, then CP will pay the Employee an amount equal to the cost to CP of providing such benefit as if the Employee were still employed by CP. Nothing in this agreement will be deemed to adversely affect in any way the rights of the Employee and the Employee’s eligible dependents, following expiration of the extended period of coverage benefits provided herein, to health care continuation coverage as required pursuant to Part 6 of Title I of the Employee Retirement Income Security Act of 1974, as amended, where applicable.

7.2	Should the Employee also be entitled to a guaranteed remuneration, then the application of the present Change of Control Agreement shall be restricted insofar as the Employee shall receive either the said guaranteed remuneration or the payments under the present Change of Control Agreement. The payments due under the said guarantee and under this Change of Control Agreement will be compared, and the Employee shall be entitled to the larger of the two calculated amounts only.

7.3	If the Employee has elected to participate in the Employee Stock Purchase Plan (ESPP), then the Employee shall have the right to purchase shares under the terms of the ESPP pro rata at the date of last employment.

7.4	At termination of Employee’s employment, all outstanding options shall vest, and Employee shall have a period of twelve (12) months from the termination date to exercise such options.

8.	Conditions to be fulfilled for the Payment of the Benefits

8.1	The Benefits as defined in Section 7 shall be granted if, within twelve months after a Change of Control or Reorganization, notice of termination shall be given either by CP or by the Employee as described below.

Change of Control and Reorganisation Agreement

8.2	Termination by CP shall mean that the Employee receives notice of termination after a Change of Control or Reorganization. However, the benefits under this Agreement shall not be payable if the employment is terminated as a result of a serious and significant violation of the employee’s duties, resulting in significant damage to a Company or otherwise rendering an ongoing employment relationship impracticable for CP.

8.3	Termination by the Employee shall mean that the Employee terminates his or her employment (Termination for Good Reason) after a Change of Control or Reorganization due to the fact that CP:

♦	Assigns to the Employee any duties inconsistent with the Employee’s position (including offices, titles and reporting requirements), authority, duties or responsibilities in effect immediately before the Change of Control or Reorganization;

♦	Reduces the Employee’s annual base salary or target incentive or benefit coverage as in effect immediately before the occurrence of the Change of Control or Reorganization; or

♦	Relocates the location of employment outside of the city of Austin/TX or require the Employee to work outside the location of employment for more than 90 days in one calendar year.

9.	Non-Competition Agreements

It is explicitly agreed that a termination according to Sections 8.2 or 8.3 shall constitute a waiver from CP with respect to the non-compete obligation specified in the Employment Contract or other non-compete undertakings then in effect.

10.	Confidentiality

The Employee and CP agree that this Agreement shall be kept strictly confidential and its existence will not be communicated to third parties. Should the Employee violate the confidentiality undertakings, then all the benefits under this Agreement shall be forfeited.

11. Applicable Law

This Agreement shall be governed and interpreted in accordance with the laws of the country or state, which governs the employment contract between the parties without giving effect to the choice of law principles thereof.

12. Effective Date

The Effective Date shall be January1st, 2003.

Change of Control and Reorganisation Agreement

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the Effective Date.

Zurich, January 13th, 2003

“CP”

Dr. Max Link

“Employee”

Signature:

Printed Name: NN

Social Security:

Address:

Date: